UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
(Amendment No.     )*

Mavenir Systems, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

577675101

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 577675101		13 G

1	Names of Reporting Persons. Alloy Ventures 2005, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization California, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 3,050,605 shares of Common Stock (2)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 3,050,605 shares of Common Stock (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,050,605 shares of Common Stock (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 13.1% (3)

12	Type of Reporting Person* PN

(1)   This Schedule 13G is filed by Alloy Ventures 2005, L.P., a California limited partnership (“Ventures”), Alloy Ventures 2005, LLC, a California limited liability company (“GP 2005”), Craig Taylor (“Taylor”), John Shoch (“Shoch”), Douglas Kelly (“Kelly”), Tony Di Bona (“Di Bona”), Daniel Rubin (“Rubin”), Ammar Hanafi (“Hanafi”) and Michael Hunkapiller (“Hunkapiller” and together with Ventures, GP 2005, Taylor, Shoch, Kelly, Di Bona, Rubin and Hanafi, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

 (2)   The shares are held by Ventures. GP 2005 serves as the sole general partner of Ventures and owns no securities of the Issuer directly.  Taylor, Shoch, Kelly, Di Bona, Rubin, Hanafi and Hunkapiller are managing directors of GP 2005 and share voting and dispositive power over the shares held by Ventures; however, they disclaim beneficial ownership of the shares held by Ventures except to the extent of their pecuniary interests therein.

 (3)   This percentage is calculated based upon 23,274,023 shares of Common Stock outstanding as of December 2, 2013 as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commission on December 18, 2013.

CUSIP No. 577675101		13 G

1	Names of Reporting Persons. Alloy Ventures 2005, LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization California, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 3,050,605 shares of Common Stock (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 3,050,605 shares of Common Stock (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,050,605 shares of Common Stock (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 13.1% (3)

12	Type of Reporting Person* OO

(1)   This Schedule 13G is filed by Alloy Ventures 2005, L.P., a California limited partnership (“Ventures”), Alloy Ventures 2005, LLC, a California limited liability company (“GP 2005”), Craig Taylor (“Taylor”), John Shoch (“Shoch”), Douglas Kelly (“Kelly”), Tony Di Bona (“Di Bona”), Daniel Rubin (“Rubin”), Ammar Hanafi (“Hanafi”) and Michael Hunkapiller (“Hunkapiller” and together with Ventures, GP 2005, Taylor, Shoch, Kelly, Di Bona, Rubin and Hanafi, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

 (2)   The shares are held by Ventures. GP 2005 serves as the sole general partner of Ventures and owns no securities of the Issuer directly.  Taylor, Shoch, Kelly, Di Bona, Rubin, Hanafi and Hunkapiller are managing directors of GP 2005 and share voting and dispositive power over the shares held by Ventures; however, they disclaim beneficial ownership of the shares held by Ventures except to the extent of their pecuniary interests therein.

 (3)   This percentage is calculated based upon 23,274,023 shares of Common Stock outstanding as of December 2, 2013 as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commission on December 18, 2013.

CUSIP No. 577675101		13 G

1	Names of Reporting Persons. Craig Taylor

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 3,050,605 shares of Common Stock (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 3,050,605 shares of Common Stock (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,050,605 shares of Common Stock (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 13.1% (3)

12	Type of Reporting Person* IN

(1)   This Schedule 13G is filed by Alloy Ventures 2005, L.P., a California limited partnership (“Ventures”), Alloy Ventures 2005, LLC, a California limited liability company (“GP 2005”), Craig Taylor (“Taylor”), John Shoch (“Shoch”), Douglas Kelly (“Kelly”), Tony Di Bona (“Di Bona”), Daniel Rubin (“Rubin”), Ammar Hanafi (“Hanafi”) and Michael Hunkapiller (“Hunkapiller” and together with Ventures, GP 2005, Taylor, Shoch, Kelly, Di Bona, Rubin and Hanafi, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

 (2)   The shares are held by Ventures. GP 2005 serves as the sole general partner of Ventures and owns no securities of the Issuer directly.  Taylor, Shoch, Kelly, Di Bona, Rubin, Hanafi and Hunkapiller are managing directors of GP 2005 and share voting and dispositive power over the shares held by Ventures; however, they disclaim beneficial ownership of the shares held by Ventures except to the extent of their pecuniary interests therein.

 (3)   This percentage is calculated based upon 23,274,023 shares of Common Stock outstanding as of December 2, 2013 as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commission on December 18, 2013.

CUSIP No. 577675101		13 G

1	Names of Reporting Persons. John Shoch

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 3,050,605 shares of Common Stock (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 3,050,605 shares of Common Stock (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,050,605 shares of Common Stock (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 13.1% (3)

12	Type of Reporting Person* IN

(1)   This Schedule 13G is filed by Alloy Ventures 2005, L.P., a California limited partnership (“Ventures”), Alloy Ventures 2005, LLC, a California limited liability company (“GP 2005”), Craig Taylor (“Taylor”), John Shoch (“Shoch”), Douglas Kelly (“Kelly”), Tony Di Bona (“Di Bona”), Daniel Rubin (“Rubin”), Ammar Hanafi (“Hanafi”) and Michael Hunkapiller (“Hunkapiller” and together with Ventures, GP 2005, Taylor, Shoch, Kelly, Di Bona, Rubin and Hanafi, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

 (2)   The shares are held by Ventures. GP 2005 serves as the sole general partner of Ventures and owns no securities of the Issuer directly.  Taylor, Shoch, Kelly, Di Bona, Rubin, Hanafi and Hunkapiller are managing directors of GP 2005 and share voting and dispositive power over the shares held by Ventures; however, they disclaim beneficial ownership of the shares held by Ventures except to the extent of their pecuniary interests therein.

 (3)   This percentage is calculated based upon 23,274,023 shares of Common Stock outstanding as of December 2, 2013 as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commission on December 18, 2013.

CUSIP No. 577675101		13 G

1	Names of Reporting Persons. Douglas Kelly

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 3,050,605 shares of Common Stock (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 3,050,605 shares of Common Stock (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,050,605 shares of Common Stock (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 13.1% (3)

12	Type of Reporting Person* IN

(1)   This Schedule 13G is filed by Alloy Ventures 2005, L.P., a California limited partnership (“Ventures”), Alloy Ventures 2005, LLC, a California limited liability company (“GP 2005”), Craig Taylor (“Taylor”), John Shoch (“Shoch”), Douglas Kelly (“Kelly”), Tony Di Bona (“Di Bona”), Daniel Rubin (“Rubin”), Ammar Hanafi (“Hanafi”) and Michael Hunkapiller (“Hunkapiller” and together with Ventures, GP 2005, Taylor, Shoch, Kelly, Di Bona, Rubin and Hanafi, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

 (2)   The shares are held by Ventures. GP 2005 serves as the sole general partner of Ventures and owns no securities of the Issuer directly.  Taylor, Shoch, Kelly, Di Bona, Rubin, Hanafi and Hunkapiller are managing directors of GP 2005 and share voting and dispositive power over the shares held by Ventures; however, they disclaim beneficial ownership of the shares held by Ventures except to the extent of their pecuniary interests therein.

 (3)   This percentage is calculated based upon 23,274,023 shares of Common Stock outstanding as of December 2, 2013 as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commission on December 18, 2013.

CUSIP No. 577675101		13 G

1	Names of Reporting Persons. Tony Di Bona

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization California, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 3,050,605 shares of Common Stock (2)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 3,050,605 shares of Common Stock (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,050,605 shares of Common Stock (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 13.1% (3)

12	Type of Reporting Person* IN

(1)   This Schedule 13G is filed by Alloy Ventures 2005, L.P., a California limited partnership (“Ventures”), Alloy Ventures 2005, LLC, a California limited liability company (“GP 2005”), Craig Taylor (“Taylor”), John Shoch (“Shoch”), Douglas Kelly (“Kelly”), Tony Di Bona (“Di Bona”), Daniel Rubin (“Rubin”), Ammar Hanafi (“Hanafi”) and Michael Hunkapiller (“Hunkapiller” and together with Ventures, GP 2005, Taylor, Shoch, Kelly, Di Bona, Rubin and Hanafi, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

 (2)   The shares are held by Ventures. GP 2005 serves as the sole general partner of Ventures and owns no securities of the Issuer directly.  Taylor, Shoch, Kelly, Di Bona, Rubin, Hanafi and Hunkapiller are managing directors of GP 2005 and share voting and dispositive power over the shares held by Ventures; however, they disclaim beneficial ownership of the shares held by Ventures except to the extent of their pecuniary interests therein.

 (3)   This percentage is calculated based upon 23,274,023 shares of Common Stock outstanding as of December 2, 2013 as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commission on December 18, 2013.

CUSIP No. 577675101		13 G

1	Names of Reporting Persons. Daniel Rubin

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 3,050,605 shares of Common Stock (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 3,050,605 shares of Common Stock (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,050,605 shares of Common Stock (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 13.1% (3)

12	Type of Reporting Person* IN

(1)   This Schedule 13G is filed by Alloy Ventures 2005, L.P., a California limited partnership (“Ventures”), Alloy Ventures 2005, LLC, a California limited liability company (“GP 2005”), Craig Taylor (“Taylor”), John Shoch (“Shoch”), Douglas Kelly (“Kelly”), Tony Di Bona (“Di Bona”), Daniel Rubin (“Rubin”), Ammar Hanafi (“Hanafi”) and Michael Hunkapiller (“Hunkapiller” and together with Ventures, GP 2005, Taylor, Shoch, Kelly, Di Bona, Rubin and Hanafi, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

 (2)   The shares are held by Ventures. GP 2005 serves as the sole general partner of Ventures and owns no securities of the Issuer directly.  Taylor, Shoch, Kelly, Di Bona, Rubin, Hanafi and Hunkapiller are managing directors of GP 2005 and share voting and dispositive power over the shares held by Ventures; however, they disclaim beneficial ownership of the shares held by Ventures except to the extent of their pecuniary interests therein.

 (3)   This percentage is calculated based upon 23,274,023 shares of Common Stock outstanding as of December 2, 2013 as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commission on December 18, 2013.

CUSIP No. 577675101		13 G

1	Names of Reporting Persons. Ammar Hanafi

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 5,000 shares (2)

	6	Shared Voting Power 3,050,605 shares of Common Stock (3)

	7	Sole Dispositive Power 5,000 shares (2)

	8	Shared Dispositive Power 3,050,605 shares of Common Stock (3)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,055,605 shares of Common Stock (2)(3)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 13.1% (4)

12	Type of Reporting Person* IN

(1)   This Schedule 13G is filed by Alloy Ventures 2005, L.P., a California limited partnership (“Ventures”), Alloy Ventures 2005, LLC, a California limited liability company (“GP 2005”), Craig Taylor (“Taylor”), John Shoch (“Shoch”), Douglas Kelly (“Kelly”), Tony Di Bona (“Di Bona”), Daniel Rubin (“Rubin”), Ammar Hanafi (“Hanafi”) and Michael Hunkapiller (“Hunkapiller” and together with Ventures, GP 2005, Taylor, Shoch, Kelly, Di Bona, Rubin and Hanafi, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)     Includes 5,000 shares held by Hanafi directly.

(3)   Includes 3,050,605 shares held by Ventures. GP 2005 serves as the sole general partner of Ventures and owns no securities of the Issuer directly.  Taylor, Shoch, Kelly, Di Bona, Rubin, Hanafi and Hunkapiller are managing directors of GP 2005 and share voting and dispositive power over the shares held by Ventures; however, they disclaim beneficial ownership of the shares held by Ventures except to the extent of their pecuniary interests therein.

(4)   This percentage is calculated based upon 23,274,023 shares of Common Stock outstanding as of December 2, 2013 as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commission on December 18, 2013.

CUSIP No. 577675101		13 G

1	Names of Reporting Persons. Michael Hunkapiller

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 3,050,605 shares of Common Stock (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 3,050,605 shares of Common Stock (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,050,605 shares of Common Stock (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 13.1% (3)

12	Type of Reporting Person* IN

(1)   This Schedule 13G is filed by Alloy Ventures 2005, L.P., a California limited partnership (“Ventures”), Alloy Ventures 2005, LLC, a California limited liability company (“GP 2005”), Craig Taylor (“Taylor”), John Shoch (“Shoch”), Douglas Kelly (“Kelly”), Tony Di Bona (“Di Bona”), Daniel Rubin (“Rubin”), Ammar Hanafi (“Hanafi”) and Michael Hunkapiller (“Hunkapiller” and together with Ventures, GP 2005, Taylor, Shoch, Kelly, Di Bona, Rubin and Hanafi, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

 (2)   The shares are held by Ventures. GP 2005 serves as the sole general partner of Ventures and owns no securities of the Issuer directly.  Taylor, Shoch, Kelly, Di Bona, Rubin, Hanafi and Hunkapiller are managing directors of GP 2005 and share voting and dispositive power over the shares held by Ventures; however, they disclaim beneficial ownership of the shares held by Ventures except to the extent of their pecuniary interests therein.

 (3)   This percentage is calculated based upon 23,274,023 shares of Common Stock outstanding as of December 2, 2013 as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commission on December 18, 2013.

Introductory Note: This Statement on Schedule 13G is filed on behalf of the Reporting Persons, in respect of shares of Common Stock, par value $0.001 per share (“Common Stock”), of Mavenir Systems, Inc.  (the “Issuer”).

Item 1
(a)	Name of Issuer: Mavenir Systems, Inc.
Address of Issuer’s Principal Executive Offices: 1700 International Parkway, Suite 200 Richardson, TX 75081

Item 2
(a)

Name of Person(s) Filing:

Alloy Ventures 2005, L.P. (“Ventures”)
Alloy Ventures 2000, LLC (“GP 2005”)
Craig Taylor (“Taylor”)
John Shoch (“Shoch”)
Douglas Kelly (“Kelly”)
Tony Di Bona (“Di Bona”)
Daniel Rubin (“Rubin”)
Ammar Hanafi (“Hanafi”)
Michael Hunkapiller (“Hunkapiller”)

(b)	Address of Principal Business Office: c/o Alloy Ventures 400 Hamilton, 4th Floor Palo Alto, CA 94301
(b)	Citizenship:

Entities:	Ventures	-	California, United States of America
	GP 2005	-	California, United States of America

Individuals:	Taylor	-	United States of America
	Shoch	-	United States of America
	Kelly	-	United States of America
	Di Bona	-	United States of America
	Rubin	-	United States of America
	Hanafi	-	United States of America
	Hunkapiller	-	United States of America

	(d)	Title of Class of Securities: Common Stock
	(e)	CUSIP Number: 577675101

Item 3	Not applicable.

Item 4                                    Ownership.

The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2013:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (1)
Ventures	3,050,605	0	3,050,605	0	3,050,605	3,050,605	13.1%
GP 2005	0	0	3,050,605	0	3,050,605	3,050,605	13.1%
Taylor	0	0	3,050,605	0	3,050,605	3,050,605	13.1%
Shoch	0	0	3,050,605	0	3,050,605	3,050,605	13.1%
Kelly	0	0	3,050,605	0	3,050,605	3,050,605	13.1%
Di Bona	0	0	3,050,605	0	3,050,605	3,050,605	13.1%
Rubin	0	0	3,050,605	0	3,050,605	3,050,605	13.1%
Hanafi	5,000	5,000	3,050,605	5,000	3,050,605	3,055,605	13.1%
Hunkapiller	0	0	3,050,605	0	3,050,605	3,050,605	13.1%

GP 2005 serves as the sole general partner of Ventures and owns no securities of the Issuer directly.  Taylor, Shoch, Kelly, Di Bona, Rubin, Hanafi and Hunkapiller are managing directors of GP 2005 and share voting and dispositive power over the shares held by Ventures; however, they disclaim beneficial ownership of the shares held by Ventures except to the extent of their pecuniary interests therein.

(1)  This percentage is calculated based upon 23,274,023 shares of Common Stock outstanding as of December 2, 2013 as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commission on December 18, 2013.

Item 5                                    Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:      ☐

Item 6                                    Ownership of More Than Five Percent on Behalf of Another Person.

See Items 2(a) and 4.

Item 7                                    Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8                                    Identification and Classification of Members of the Group.

Not applicable.

Item 9                                    Notice of Dissolution of Group.

Not applicable.

Item 10                             Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2014

Alloy Ventures 2005, L.P.
By: Alloy Ventures 2005, LLC
Its: General Partner

By:	/s/ Tony Di Bona - attorney-in-fact
Managing Director

Alloy Ventures 2005, LLC

By:	/s/ Tony Di Bona - attorney-in-fact
Managing Director

/s/ Craig Taylor
Craig Taylor

/s/ John Shoch
John Shoch

/s/ Douglas Kelly
Douglas Kelly

/s/ Tony Di Bona
Tony Di Bona

/s/ Daniel Rubin
Daniel Rubin

/s/ Ammar Hanafi
Ammar Hanafi

/s/ Michael Hunkapiller
Michael Hunkapiller

Exhibit(s):

A - Joint Filing Statement

EXHIBIT A

JOINT FILING STATEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of Mavenir Systems, Inc.  is filed on behalf of each of us.

Dated: February 14, 2014

Alloy Ventures 2005, L.P.
By: Alloy Ventures 2005, LLC
Its: General Partner

By:	/s/ Tony Di Bona - attorney-in-fact
Managing Director

Alloy Ventures 2005, LLC

By:	/s/ Tony Di Bona - attorney-in-fact
Managing Director

/s/ Craig Taylor
Craig Taylor

/s/ John Shoch
John Shoch

/s/ Douglas Kelly
Douglas Kelly

/s/ Tony Di Bona
Tony Di Bona

/s/ Daniel Rubin
Daniel Rubin

/s/ Ammar Hanafi
Ammar Hanafi

/s/ Michael Hunkapiller
Michael Hunkapiller